SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

-----------------------------------x
In the Matter of                   :

SIGCORP, INC.                      :   CERTIFICATE OF
                                        NOTIFICATION
                                   :
File No. 70-08635
                                   :
(Public Utility Holding Company
Act of 1935)                       :
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            SIGCORP, Inc. ("SIGCORP") hereby certifies that:

         1. On January 1, 1996, at 12:01 A.M. (EST), pursuant to the terms and conditions of the Agreement and Plan of Exchange, dated as of January 13, 1995, among SIGCORP and Southern Indiana Gas and Electric Company ("SIGECO") and the Articles of Exchange filed thereunder with the Secretary of State of Indiana the following occurred:

         a. Each issued and outstanding share of common stock of SIGECO was converted into one share of common stock of SIGCORP;

         b. Each issued and outstanding share of common stock of SIGCORP was converted into one share of common stock of SIGECO; and

         c. SIGECO became the wholly owned subsidiary of SIGCORP.

         2. The above-described transaction has been carried out in accordance with the terms and conditions of, and for the purposes represented in, the Application/Declaration on Form U-1, as amended by Amendments Nos. 1 and 2 thereto, of SIGCORP in File No. 70-08635 and in accordance with the terms and conditions of the Commission's Order, dated December 14, 1995, with respect thereto.

                              --------------------

                    The following Exhibit is filed herewith:

               Exhibit A   -  "Past-Tense" opinion of counsel
                              (supplementing Exhibit F to
                              Application/Declaration on Form U-1).


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                                   SIGNATURE
                                   ---------


                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                       SIGCORP, INC.



                                    By /s/ A.E.GOEBEL
                                       A.E. GOEBEL
                                       Secretary and Treasurer

Date:  January 10, 1996

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